RTN  STEALTH  SOFTWARE  INC.

Suite  200  –  8338  120th  Street

Surrey, British Columbia V3W 3N4

June 14, 2010

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Re:  Amended filing for the interim period ended March 31, 2010.

Dear Sirs/Mesdames:

RTN Stealth Software Inc. (the “Company”) has filed amended consolidated financial statements for the interim period ended March 31, 2010, to correct a typographical error in the balance sheet and to include a page that was missed during the PDF conversion, namely the consolidated statement of cash flows.

The amended consolidated interim financial statements supersede the previously filed interim financial statements for the same period.

RTN Stealth Software Inc.